Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 27, 2009 relating to the financial statements of Mead Johnson Nutrition, a division of Bristol-Myers Squibb Company (which report expresses an unqualified opinion and contains explanatory paragraphs referring to: (1) the financial statement allocations of expenses from Bristol-Myers Squibb Company and (2) the adoption of the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”) appearing in the Annual Report on Form 10-K of Mead Johnson Nutrition Company for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

June 24, 2009